Exhibit 99.5

CURALEAF HOLDINGS, INC.

CONSENT AND PROXY FORM

FOR HOLDERS OF
8.0% SENIOR SECURED NOTES DUE 2026
OF CURALEAF HOLDINGS, INC.

ISSUED UNDER

THE TRUST INDENTURE DATED DECEMBER 15, 2021, AS SUPPLEMENTED

Pursuant to the Consent and Proxy Solicitation Statement dated July 14, 2023

Consent and Proxy for the Meeting to be held on August 18, 2023

Please return this Consent and Proxy Form to the Tabulation Agent:

Odyssey Trust Company
Telephone: 1-888-290-1175

CONSENT/VOTE BY E-MAIL:

To be effective, this Consent and Proxy Form must be completed, signed and returned by e-mail to:

E-Mail: corptrust@odysseytrust.com

CONSENT/VOTE BY MAIL:

If you choose the mail option, this Consent and Proxy Form must be completed, signed and mailed to:

By Registered Mail, Mail, Hand or Courier
300 5th Avenue S.W., Suite 1230
Calgary, Alberta
T2P 3C4
Attention: Corporate Trust Department

This Consent and Proxy Form (the “Consent and Proxy Form”) is delivered with the accompanying notice of meeting and consent solicitation statement of Curaleaf Holdings, Inc. (the “Company”) dated July 14, 2023, as such may be amended or supplemented from time to time (the “Solicitation Statement”). This Consent and Proxy Form and the instructions and important notes hereto, together with the Solicitation Statement, constitute the Company’s solicitation (the “Solicitation”) of consents and proxies from Holders (as defined below) to the proposed amendments (the “Proposed Indenture Amendments”) to the indenture among the Company and Odyssey Trust Company (the “Trustee” or “Odyssey”), dated as of December 15, 2021 (the “Original Indenture”), as amended by the first supplemental trust indenture made as of December 21, 2021 (the “First Supplemental Indenture” and together with the Original Indenture, the “Indenture”), pursuant to which the 8.0% Senior Secured Notes due 2026 (the “Notes”) were issued.

The undersigned holder of Notes hereby:

(CLEARLY MARK ONLY THE APPLICABLE BOXES AND COMPLETE THE APPROPRIATE DETAILS BELOW)

Name and Address of holder (or CDS Participant)	CDS Participant Number (CUID) (if applicable)	Total Principal Amount of Notes Held

CONSENTS TO/ VOTES FOR:	☐
ISIN	Principal amount(s) of Note consented
CA23126MAB87	$
CA23126MAA05	$

WITHHOLDS CONSENT FOR/ VOTES AGAINST:	☐
ISIN	Principal amount(s) of Note consented
CA23126MAB87	$
CA23126MAA05	$

The Proposed Indenture Amendments will:

(a)	amend the definition of “Asset Sales” in section 1.1 of the Indenture to include any transaction undertaken or completed in connection with or as a result of the Reorganization (as defined below);

(b)	amend the definition of “Change of Control” in section 1.1 of the Indenture to provide that the transactions undertaken or completed in connection with or as a result of the Reorganization will not constitute a Change of Control for any purposes under the Indenture;

(c)	amend the definition of “Disqualified Stock” in section 1.1 of the Indenture in order to provide that any Capital Stock (as defined in the Indenture) that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company or a Restricted Subsidiary (as defined in the Indenture) thereof to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company or a Restricted Subsidiary thereof may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with section 6.9 of the Indenture;

(d)	amend the definition of “Subsidiary” in section 1.1 of the Indenture to include any other Person (as defined under the Indenture) whose financial results are consolidated in the financial statement of that specified Person;

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(e)	define “Reorganization” in section 1.1 of the Indenture as any transaction or series of transactions pursuant to which (a) the Company would exchange or replace the Voting Stock (as defined in the Indenture) it holds in Curaleaf, Inc. (“Curaleaf USA”) (or any parent company thereof or subsidiary thereof) for non-voting Capital Stock, (b) Voting Stock of Curaleaf USA (or any parent company thereof or subsidiary thereof) would be issued to, or held by, a third-party investor (including, as applicable, through the exchange of Equity Interests or Notes held in the Issuer for such Voting Stock), and (iii) transactions ancillary thereto or with a view of implementing the foregoing or otherwise required to consummate or maintain the Listing; provided that, further to such transactions, the financial results of Curaleaf USA (or such parent company or subsidiary thereof) would continue to be consolidated with the Company’s financial statements; and further provided that any transaction undertaken to unwind the aforementioned transaction or to terminate the Listing, including any repurchase, exchange or transfer of the Voting Stock held by the third-party investor, will be deemed to form part of the Reorganization;

(f)	amend certain provisions under the Indenture providing for the mechanics of the payment of principal, interest and redemption amounts to allow the Company or any of its Restricted Subsidiaries, to make such payments to Holders. With regards to the foregoing, the following sections will be amended:

a.	sections 2.12(e) and 6.1 of the Indenture with regards to payment of interest or the taking of any action relating to the payment of interest;

b.	section 2.13 of the Indenture with regards to payment of principal or the taking of any action relating to the payment of principal;

c.	section 2.17 of the Indenture with regards to the opening of accounts by Restricted Subsidiaries;

d.	section 3.7 of the Indenture with regards to the payment of the relevant redemption price for the Notes and section 5.11 of the Indenture with regards to the redemption or purchase of the Notes by a Restricted Subsidiary;

(g)	amend section 6.11(b) of the Indenture to clarify that all restrictions on the flow of monies (including restrictions on dividends and loans) between the Company and U.S.-based Restricted Subsidiaries thereof imposed by the TSX will not be prohibited under the Indenture;

(h)	amend sections 6.15 and 6.16 of the Indenture to allow any Restricted Subsidiary, in lieu of the Company, to make a Change of Control Offer (as defined in the Indenture), Asset Sale Offer (as defined in the Indenture) or Advance Offer (as defined in the Indenture), the payment for such Change of Control Offer, Asset Sale Offer or Advance Change Offer, or the taking of any such action, in each case, directly or indirectly; and

(i)	amend section 10.1(c)(ii) of the Indenture to provide that section 10.1 of the Indenture dealing with certain fundamental transactions will not apply to the Reorganization.

For further details on the Proposed Indenture Amendments and the full text of the Proposed Indenture Amendments, please review the accompanying information circular dated July 14, 2023 (the “Information Circular”).

If the meeting proceeds as outlined in the Solicitation Statement, the undersigned hereby appoints Boris Jordan, or, failing him, Joseph Lusardi, or, instead of either of the foregoing, as proxyholder, with power of substitution, to attend, to act and to vote for and on behalf of the undersigned at the meeting (the “Meeting”) of the holders of Notes to be held on August 18, 2023, and at any adjournment or postponement thereof, and at every poll that may take place in consequence thereof. Without restricting the general authorization and power hereby conferred, the designee named above is specifically instructed to vote the Notes to which this Consent and Proxy Form relates as indicated above.

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If duly completed with an affirmative indication in the boxes above, this Consent and Proxy Form constitutes a binding and irrevocable written consent for the Proposed Indenture Amendments in respect of the Notes. In such respect, the undersigned agrees and acknowledges that, by the execution and delivery hereof, the undersigned hereby: (a) Consents to the Proposed Indenture Amendments as described in the Solicitation Statement, (b) makes and delivers a signed resolution in writing for the purposes of Section 12.1 of the Indenture (which section allows for the passing of an ordinary resolution in writing by the Holders of at least a majority in principal of the Notes outstanding) in respect of the principal amount of the Notes for which this Consent and Proxy Form is delivered, (c) authorizes the Trustee and the Company to execute any further instrument in writing that may be required to give effect to the Proposed Indenture Amendments pursuant to the Indenture, and (d) authorizes the Trustee and the Company to execute any supplement to the Indenture, to embody or give effect to the Proposed Indenture Amendments and to do all other things reasonably required to give effect to this Consent and Proxy Form and the Proposed Indenture Amendments.

If the Meeting proceeds, the Notes will be voted as directed in the spaces provided above or, if no direction is given by the holder of Notes in this Consent and Proxy Form, the Notes will be voted FOR the Resolution (as defined in the Solicitation Statement) at the Meeting as detailed below. The undersigned has the right to appoint a person, who need not be a holder of Notes, to attend and to act for and on their behalf at the Meeting, and at any adjournment or postponement thereof, other than the persons designated above. To exercise such right, the names of the persons designated by management should be crossed out and the name of your appointee should be legibly printed in the blank space provided. The undersigned hereby confers upon the person(s) named herein discretionary authority with respect to amendments or variations to matters outlined above (as identified in the accompanying Solicitation Statement) and with respect to other matters that may properly come before the Meeting.

By completing and delivering this Consent and Proxy Form, the undersigned hereby revokes any proxies previously given for the purposes of the Meeting in respect of the Notes. This Consent and Proxy Form does not revoke any Consents previously given for the purpose of the Solicitation, as any delivery of a Consent is irrevocable and may not be withdrawn.

By executing this Consent and Proxy Form, the undersigned acknowledges receipt of the Solicitation Statement. The terms of the Solicitation set forth in the Solicitation Statement are incorporated herein by reference and form part of the terms and conditions of this Consent and Proxy Form.

The Proposed Indenture Amendments will become effective with respect to the Notes only upon the execution of the Amending Agreement (as such term is defined in the Solicitation Statement). If the necessary Consents are obtained or the Proposed Indenture Amendments are approved at the Meeting, the Amending Agreement is expected to be executed by the Company and the Trustee, and the Proposed Indenture Amendments will become binding upon all current holders of Notes as of the date of such execution, including non-consenting holders, and all subsequent holders will be bound by the Proposed Indenture Amendments. Failure to complete and return a Consent and Proxy Form will have the effect of not consenting to the Proposed Indenture Amendments and withholding votes in respect of the Resolution (as defined in the Solicitation Statement).

The Consent Record Date (as such term is defined in the Solicitation Statements) has been set for July 19, 2023 at 5:00 p.m. (New York time).

CDS (or its nominee) is the registered holder of most of the Notes and only registered holders are conferred with the right to execute and deliver this Consent and Proxy Form. The Company anticipates that CDS (or its nominee) will execute an omnibus proxy to authorize its participants (the “CDS Participants”) to execute Consent and Proxy Forms on behalf of CDS with respect to the Notes held by such CDS Participants specified on the CDS position listing as of the Consent Record Date. Accordingly, this Consent and Proxy Form has been set up to be executed in such a manner and, if applicable, for purposes of this Consent and Proxy Form, the term “holder of Notes” shall be deemed to include such CDS Participants.

Please read and refer to “Instructions and Important Notes” attached to this Consent and Proxy Form.

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The undersigned must specify in the table above the aggregate principal amount of the Notes to which this Consent and Proxy Form relates.

DATED this	day of	, 2023.

Signature of Authorized Signatory of holder of Notes (or CDS Participant):

Name of Authorized Signatory:

Dated:

Name of CDS Participant (if applicable)
(please print)

Address:
(including Postal / Zip Code)

Area Code and Telephone No.:	( )

MEDALLION SIGNATURE GUARANTEE

Authorized Signature:
Name of Firm:	(Place Seal Here)

INSTRUCTIONS AND IMPORTANT NOTES

This Consent and Proxy Form should be read in conjunction with the Solicitation Statement and any accompanying documentation provided by the Company.

Deposit and Delivery

To be valid, this Consent and Proxy Form must be executed and received by Odyssey Trust Company no later than 4:00 p.m. (New York time) on August 16, 2023 (the “Solicitation Expiration Time”). As outlined in the Solicitation Statement, the Company reserves the right to extend the Solicitation Expiration Time, in its sole discretion.

The Company reserves the right to waive the applicable cut-off time and accept and treat as valid those Consent and Proxy Forms received after the Solicitation Expiration Time for the purpose of the Solicitation or the Meeting.

Appointment of Proxyholder

Every registered holder of Notes has the right to appoint some other person or company of their choice, who need not be a holder of Notes, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. To exercise such right, the names of the persons designated by management should be crossed out and the name of the appointee should be legibly printed in the blank space provided.

Beneficial Holders

In order for a beneficial holder of Notes to have its Notes voted at the Meeting, it must complete and sign the voting instruction form provided by its broker or other intermediary and return such voting instruction form in accordance with the instructions provided therein in advance of the Meeting. Failure to do so will result in your Notes not being voted at the Meeting.

Representations and Warranties

The signatory hereof hereby represents and warrants or is deemed to represent and warrant that such signatory has full power and authority to deliver this Consent and Proxy Form in their own capacity or for and on behalf of the holder of Notes for which this Consent and Proxy Form pertains, and understands that the Consent contained in this Consent and Proxy Form will constitute a binding agreement between such person(s) and the Company.

Date and Signing

If the Notes are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this Consent and Proxy Form. If you are voting and consenting on behalf of a corporation or another individual you must sign this Consent and Proxy Form with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this Consent and Proxy Form. If this Consent and Proxy Form is not dated, it will be deemed to bear the date on which it is mailed by the Company to the holders of Notes. If this Consent and Proxy Form is executed by an authorized CDS Participant, such CDS Participant should execute this Consent and Proxy Form exactly as its name appears on the CDS position listing.

CDS Participants

CDS (or its nominee) is the registered holder of most of the Notes and only registered holders are conferred with the right to execute and deliver this Consent and Proxy Form. The Company anticipates that CDS (or its nominee) will execute an omnibus proxy to authorize its participants (the “CDS Participants”) to execute Consent and Proxy Forms on behalf of CDS with respect to the Notes held by such CDS Participants specified on the CDS position listing as of the Consent Record Date. Accordingly, this Consent and Proxy Form has been set up to be executed in such a manner and, if applicable, for purposes of this Consent and Proxy Form, the term “holder of Notes” shall be deemed to include such CDS Participants.

Transfers of Notes

If a person purchases Notes after the Consent Record Date and the Holder of such Notes as of the Consent Record Date previously Consented to the Proposed Indenture Amendments, such Consent of the Holder as of the Consent Record Date, and not the subsequent holder, will be eligible for acceptance by Odyssey (in its capacity as tabulation agent) if it was validly submitted. However, if a person purchases Notes after the Consent Record Date and the Holder of such Notes as of the Consent Record Date has not previously consented to the Proposed Indenture Amendments, the purchaser will be deemed to have acquired the right to Consent from the transferring Holder.

Additional Information

Any questions, requests for assistance in completing the Consent and Proxy Form or requests for assistance or additional copies of the Solicitation Statement, the Consent and Proxy Form or any other documents relating to the Solicitation may be directed to the Company at Camilo.Lyon@curaleaf.com.

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Completed Consent and Proxy Forms must be returned to the Tabulation Agent.

Odyssey Trust Company
Telephone: 1-888-290-1175
CONSENT/VOTE BY E-MAIL:
To be effective, this Consent and Proxy Form must be completed, signed and returned by e-mail to:
E-Mail: corptrust@odysseytrust.com

CONSENT/VOTE BY MAIL:
If you choose the mail option, this Consent and Proxy Form must be completed, signed and mailed to:
By Registered Mail, Mail, Hand or Courier
300 5th Avenue S.W., Suite 1230
Calgary, Alberta
T2P 3C4
Attention: Corporate Trust